EXHIBIT 12.1
FEDERAL EXPRESS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended
	February 28,		Year Ended May 31,
	2011	2010	2010	2009	2008	2007	2006

Earnings:
Income before income taxes	$729	$661	$1,059	$732	$1,846	$1,984	$1,734
Add back:
Interest expense, net of capitalized interest	—	—	—	4	19	40	54
Portion of rent expense representative of interest factor	446	417	572	576	587	580	630

Earnings as adjusted	$1,175	$1,078	$1,631	$1,312	$2,452	$2,604	$2,418

Fixed Charges:
Interest expense, net of capitalized interest	$—	$—	$—	$4	$19	$40	$54
Capitalized interest	47	52	65	58	46	32	27
Portion of rent expense representative of interest factor	446	417	572	576	587	580	630

	$493	$469	$637	$638	$652	$652	$711

Ratio of Earnings to Fixed Charges	2.4	2.3	2.6	2.1	3.8	4.0	3.4